Exhibit 99.1

Lilium N.V. publishes convocation and agenda for its upcoming General Meeting of shareholders

MUNICH, Germany, September 26, 2022 – Lilium N.V. (“Lilium”) (NASDAQ: LILM), today published the convocation notice and agenda for its General Meeting of shareholders (the “General Meeting”), which will be held on Thursday, October 27, 2022 at 4:00 p.m. CEST (10:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The convocation notice for the General Meeting, the agenda with explanatory notes as well as all ancillary documents relevant for the meeting are available on the Investor’s page of the Company's website (https://ir.lilium.com). Such documents provide further details regarding the General Meeting, including information regarding the record date, voting by proxy, and the live audio webcast of the General Meeting.

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology and infrastructure leaders, and with planned launch networks announced in Germany, the United States and Brazil, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Contact Information for Investors

Folke Rauscher, Lilium

+49 151 41 45 23 86

folke.rauscher@lilium.com

investors@lilium.com

Contact Information for Media

press@lilium.com